UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2025

COMMISSION FILE NUMBER 000-51576

ORIGIN AGRITECH LIMITED

(Translation of registrant's name into English)

Origin R&D Center, Shuangbutou Village,

Xushuang Road, Songzhuang Town

Tongzhou District. Beijing China 101119

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Modification of Securities Sale Agreement

On August 21, 2024, the Company entered into a share sale agreement with two investors, which was modified as of September 29, 2025. Under the modification the Company will sell an aggregate of 1,234,300 ordinary shares to two investors pursuant to the securities purchase agreement at an adjusted purchase price per ordinary share of $1.20. The consideration for the shares will be an aggregate of USD$1,481,250, for these shares. The shares are being issued as restricted stock pursuant to an exemption from the Securities Act of 1933, as amended, without registration rights. The original securities purchase agreement was filed with the Company’s Form 20F Annual Report for the fiscal year ended September 30, 2024, as exhibit 4.19. The modification agreement is filed herewith as Exhibit 4.1.

Sale of Securities to Director / Chief Executive Officer

On September 11, 2025, the Board of Directors approved the sale of 2,000,000 ordinary shares to Mr. Yan Weibin, the Chief Executive Officer and a Director of the Company at a purchase price of $1.20, for gross proceeds of $2,400,000. The use of proceeds is for general corporate purposes and repayment of outstanding debt. The securities purchase agreement was entered into as of September 29, 2025. The shares are being issued as restricted stock pursuant to an exemption from the Securities Act of 1933, as amended, without registration rights. The securities purchase agreement is attached hereto as Exhibit 4.2.

Director Compensation Plan

On September 11, 2025, the Board of Directors adopted a new remuneration plan for the independent directors. Each non-employee director and the Chairman of each of the Nomination and Compensation Committee will receive a yearly payment of USD$18,000, plus 2,000 shares and 2,000 options under the 2024 Performance Equity Plan, as amended (“the Plan”).. The Chairman of the Audit Committee will receive a yearly payment of USD$30,000 plus 2,000 shares and 2,000 options under the Plan.

Exhibits

4.1	Form of August 2024 Securities Purchase Agreement Modification dated September 29, 2025.

4.2	Form of Securities Purchase Agreement with Chief Executive Officer dated September 29, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN AGRITECH LIMITED

By:	/s/ Weibin Yan
Name:	Mr. Weibin Yan
Title:	Chief Executive Officer

Dated: September 30, 2025